VOYA ENCORE/VOYA ENCORE FLEX

INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

ReliaStar Life Insurance Company
and its
Separate Account N

**Supplement dated as of May 3, 2021 to the Contract Prospectus
dated April 30, 2012, as amended**

This supplement updates and amends certain information contained in your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not define in this supplement shall have the meaning given to them in your prospectus.

_____

IMPORTANT INFORMATION ABOUT HOW TO CONTACT CUSTOMER SERVICE

Effective immediately, you may contact Customer Service by writing or calling:

Customer Service
P.O. Box 1559
Hartford, CT 06114-1559
1-877-884-5050

IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your Contracts will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your Contracts.

THE FUNDS CURRENTLY AVAILABLE THROUGH THE CONTRACTS

The following funds are currently available through your contracts. Information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your contracts, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

American Funds Insurance Series® – Growth Fund (Class 2)	Voya International High Dividend Low Volatility Portfolio (Class S)[1]	Voya U.S. Stock Index Portfolio (Class I)
American Funds Insurance Series® – Growth-Income Fund (Class 2)	Voya International Index Portfolio (Class I)	VY® American Century Small-Mid Cap Value Portfolio (Class S)
American Funds Insurance Series® – International Fund (Class 2)	Voya International Index Portfolio (Class I)	VY® Baron Growth Portfolio (Class S)
Franklin Small Cap Value VIP Fund (Class 2)	Voya Large Cap Growth Portfolio (Class S)	VY® Clarion Global Real Estate Portfolio (Class I)
Invesco V.I. Main Street Small Cap Fund® (Series I)	Voya Large Cap Value Portfolio (Class I)	VY® Columbia Contrarian Core Portfolio (Class S)
Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC)	Voya MidCap Opportunities Portfolio (Class I)	VY® Invesco Comstock Portfolio (Class S)
PIMCO Real Return Portfolio (Administrative Class)	Voya SmallCap Opportunities Portfolio (Class I)	VY® Invesco Equity and Income Portfolio (Class S)
Pioneer High Yield VCT Portfolio (Class I)	Voya Solution 2025 Portfolio (Class S)[4]	VY® Invesco Global Portfolio (Class S)[5]
Voya Global Bond Portfolio (Class S)	Voya Solution 2035 Portfolio (Class S)[4]	VY® Invesco Growth and Income Portfolio (Class S2)
Voya Global High Dividend Low Volatility Portfolio (Class I)[1]	Voya Solution 2045 Portfolio (Class S)[4]	VY® JPMorgan Mid Cap Value Portfolio (Class S)[6]
Voya Government Money Market Portfolio (Class I)[2][3]	Voya Solution Income Portfolio (Class S)[4]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
Voya Growth and Income Portfolio (Class I)	Voya Strategic Allocation Conservative Portfolio (Class I)[4]	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya High Yield Portfolio (Class I)	Voya Strategic Allocation Growth Portfolio (Class I)[4]	VY® T. Rowe Price Growth Equity Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class I)	Voya Strategic Allocation Moderate Portfolio (Class I)[4]	Wanger Select
Voya Intermediate Bond Portfolio (Class I)		Wanger USA

---

[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce the fund's overall volatility and downside risk, and thereby, help us manage the risks associated with providing certain guarantees under the contracts. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.

[3] Available for investment in transfer premium series contracts only.

[4] These funds are structured as "fund of funds" or "master-feeder" funds that invest directly in shares of an underlying fund. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

[5] Prior to May 1, 2021, this fund was known as the VY® Invesco Oppenheimer Global Portfolio.

[6] Effective February 7, 2014, this Fund was closed to new investments.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contracts, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 1559
Hartford, CT 06114-1559
1-877-884-5050

If you received a summary prospectus for any of the funds available through your contracts, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.